Exhibit 99.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the Registration Statements of Taiwan Semiconductor Manufacturing Company Limited on Form S-8 (Nos. 333-109817 and 333-98405) of our report dated February 6, 2004 (May 11, 2004 as to Note 25n, May 20, 2004 as to Note 25k and May 21, 2004 as to the second paragraph in Note 21) appearing in this Annual Report on Form 20-F of Taiwan Semiconductor Manufacturing Company Limited for the year ended December 31, 2003, which expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Republic of China Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock” and U.S. Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002, the reconciliation to accounting principles generally accepted in the United States of America and the convenience translation of New Taiwan Dollar amounts into U.S. dollar amounts, and to the reference to us under the heading “Principal Accountant Fees and Services” in the Annual Report on Form 20-F.

/s/ Deloitte & Touche

Deloitte & Touche

Taipei, Taiwan

The Republic of China

May 26, 2004